Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Mining Reminds Shareholders to Vote Before Voting Deadline

Great Panther reminds shareholders to vote before the voting deadline on June 7, 2021, at 12:00 pm PT

Vancouver, BC, June 3, 2021 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), a growing gold and silver producer focused on the Americas, would like to remind shareholders to vote in favour of all proposed resolutions for the Company’s upcoming annual general meeting of shareholders (the “Meeting”) being held at 12:00 pm PT on June 9, 2021. The proxy deadline to vote is June 7, 2021, at 12:00 pm PT.

YOUR VOTE IS IMPORTANT – PLEASE VOTE TODAY
The Board of Directors recommends that Shareholders vote FOR all proposed resolutions.

Shareholders are encouraged to read the materials relating to the Meeting and to vote in advance of the proxy voting deadline on June 7, 2021 at 12:00 pm PT. Shareholders can vote by telephone or via the internet following the instructions found on their form of proxy or voting instruction form. Copies of the Meeting materials can be found on the Company’s website at https://www.greatpanther.com/investors/reports-filings/agm/.

Shareholder Questions or Voting Assistance

Shareholders who have questions or require assistance with voting may contact the Company’s proxy solicitation agent, Laurel Hill Advisory Group, as follows:

North America Toll Free: 1-877-452-7184

Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, four exploration projects, and an advanced development project. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2